02034840

Warszaw , 2002-05-24

United States Securities
And Exchange Commission
Washington D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
JUN 11 2002
WASH. D.C. 165 SECTION

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report no 12/2002.
Best regards

Krzysztof Gerula

Vice-President

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

dw 6/17

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 10301016-08420006

CURRENT REPORT NO 12/2002

On May 21, 2002, the Supervisory Board appointed the following persons as members of the Management Board in Orbis S.A. for the 5th term of office of the Board:

1/ Maciej Grelowski	- President of the Management Board
2/ Ireneusz Węglowski	- Vice-President of the Management Board
3/ Andrzej Szułdrzyński	- Vice-President of the Management Board
4/ Krzysztof Gerula	- Vice-President of the Management Board
5/ Yannick Rouvrais	- Member of the Management Board

The above mentioned persons serve as members of the Orbis S.A. Management Board during the present term of office of the Board.
Below we enclose the information required under § 37 of the Regulation of the Council of Ministers dated October 16, 2001, concerning current and periodical information delivered by securities' issuers.

Re.: 1.

1/ Maciej Olaf Grelowski - age: 51

2/ President of the Orbis S.A. Management Board

3/ Education:
Master of Economics, graduate of the Economics Academy in Wrocław, majored in Economics and Tourism Organization

4/ Qualifications:
High professional expertise in hotel business and tourism, acquired both in Poland and abroad (among others, Mr. Grelowski has completed a comprehensive professional training course in the Inter-Continental system abroad). Completed specialist training courses in capital markets, securities' trading as well as marketing operations in the services' sector.
Fluency in English and German.

5/ Previous posts along with a description of the professional career:
Employed by „Orbis" from 1975, first position: receptionist at the „Bristol" hotel, subsequently promoted to the position of a deputy manager at the reception of the „Europejski" hotel, commercial manager at the „Victoria" Inter-Continental Hotel, from 1990 till 1999 Director of the „Victoria-Europejski" Hotels Branch, from 1993 President of „Orbis" S.A. Management Board.

6/ Indication of other activity performed outside the issuer's business with an assessment whether it is competitive towards the business of the issuer, along with an indication whether such person participates in a competitive company as a partner in a registered partnership or other types of partnership, a member of the governing bodies in a corporate organization, or whether such person participates in another competitive legal person as a member of its governing bodies:
Member of the Supervisory Board of ORBIS CASINO Sp. z o.o., a limited liability company in which „Orbis" S.A. holds 33.33% of shares, and member of the Supervisory Board in a pension society „Towarzystwo Emerytalne Kredyt Banku S.A.".
The above functions are non-competitive to „Orbis" S.A. operations.

7/ Information concerning registration of the appointed managing person contained in the Register of Insolvent Debtors, kept on the basis of the Act on the National Court Registry:
No entry.

Re.: 2.

1/ Ireneusz Węgłowski – age: 47

2/ Vice-President of the Orbis S.A. Management Board

3/ Education:
Master of Economics, graduate of the Central School of Planning and Statistics in Warsaw, majoring in the Hotel Business Economics and Organization.

4/ Qualifications:
Participated in training courses and conferences on hotel investment, sources of hotel investment financing and world-wide hotel industry development trends. In 1994, implemented a hotel investment program in the School of Hotel Administration at Cornell University, United States.
Fluency in English.

5/ Previous posts along with a description of the professional career:
From 1979 employed in hotels of the Warsaw Tourism Enterprise „Syrena". Occupied several operational posts. In 1987 appointed director of Polonia-Metropol hotels in Warsaw. In July 1991 employed as Director of Operations at „Orbis" S.A.. From October 1991, Vice-President of „Orbis" S.A. Management Board.

6/ Indication of other activity performed outside the issuer's business with an assessment whether it is competitive towards the business of the issuer, along with an indication whether such person participates in a competitive company as a partner in a registered partnership or other types of partnership, a member of the governing bodies in a corporate organization, or whether such person participates in another competitive legal person as a member of its governing bodies:
Chairman of the Supervisory Boards in the following companies:
Przedsiębiorstwo Hotelowe MAJEWICZ Sp. z o.o., a limited liability company in which „Orbis" S.A. holds 49% of shares and ORBIS CASINO Sp. z o.o., a limited liability company in which „Orbis" S.A. holds 33.33% of shares.
Lectures at the Higher Tourism and Hotel School in Warsaw.
Founder member and a secretary of Tourism Manager Club Association in Warsaw, which groups the heads of companies and organizations of the tourism sector in Warsaw.
The above functions are non-competitive to „Orbis" S.A. operations.

7/ Information concerning registration of the appointed managing person contained in the Register of Insolvent Debtors, kept on the basis of the Act on the National Court Registry:
No entry.

Re.: 3.

1/ Andrzej Szułdrzyński – age: 61

2/ Vice-President of the Orbis S.A. Management Board

3/ Education:
Master of Economics, graduate of the Internal Trade Faculty at the Central School of Planning and Statistics in Warsaw.

4/ Qualifications:
Participated in several specialist training courses for financial directors organized by domestic and foreign financial institutions.
Gained experience in this area by performing permanent supervisory functions over the operations of companies based abroad in London, Rome and Vienna.
Fluency in English, Russian and Italian.

5/ Previous posts along with a description of the professional career:

In 1965	Employed in „Almatur" Travel and Tourism Office of the Polish Students' Association, initially as deputy of the chief accountant in Almatur Office in Cracov.
1967-1969	Chief Accountant in the Warsaw headquarters of Almatur.
1969 – 1974	Deputy Director of Economic Affairs in Almatur.
In 1974	Appointed Vice-Director for Economic and Technical Affairs in the Polish Travel Office „Orbis".
1982	Following „Orbis" reorganization, appointed the General Director of the State-Owned Enterprise „Orbis".
1987-1993	Director of the Orbis Information Center in Rome, except for the period from January 1991- January 1992, when Mr. Szułdrzyński performed the role of a Vice-President in the first Management Board of „Orbis" S.A..
From 1993	Vice-President of „Orbis" S.A. Management Board.

6/ Indication of other activity performed outside the issuer's business with an assessment whether it is competitive towards the business of the issuer, along with an indication whether such person participates in a competitive company as a partner in a registered partnership or other types of partnership, a member of the governing bodies in a corporate organization, or whether such person participates in another competitive legal person as a member of its governing bodies:

Chairman of the Supervisory Board of „Orbis Transport" Sp. z o.o., a limited liability company in which „Orbis" S.A. holds 82.38% of shares.
The above function is non-competitive to „Orbis" S.A. operations.

7/ Information concerning registration of the appointed managing person contained in the Register of Insolvent Debtors, kept on the basis of the Act on the National Court Registry:
No entry.

Re.: 4.

1/ Krzysztof Gerula - age: 59

2/ Vice-President of the Orbis S.A. Management Board

3/ Education:
Master of Economics, graduate of the Economics Academy in Cracov, Faculty of Production and Trade Turnover.

4/ Qualifications:
Consultant and expert in international tourism. Participated in several training courses on marketing, tourism, hotel business and air transportation in Poland and abroad.
Fluency in English, French, Russian and German.

5/ Previous posts along with a description of the professional career:

From 1966	Employed in the Warsaw headquarters of „Almatur" Travel and Tourism Office of the Polish Students' Association in a department dealing with international tourism. From 1970 up till 1972, Vice-Director of Foreign Affairs.
In 1972	Appointed Vice-Director for Commerce and Operations in the Polish Travel Office „Orbis".
1978-1984	Director of the Orbis Information Center in France. In 1984 appointed Vice-Director of the State-Owned Enterprise „Orbis". From 1991, Vice-President of „Orbis" S.A. Management Board.

6/ Indication of other activity performed outside the issuer's business with an assessment whether it is competitive towards the business of the issuer, along with an indication whether such person participates in a competitive company as a partner in a registered partnership or other types of partnership, a member of the governing bodies in a corporate organization, or whether such person participates in another competitive legal person as a member of its governing bodies:

Member of the Supervisory Board of PBP „Orbis Sp. z o.o., a limited liability company in which „Orbis" S.A. holds 71% of shares and member of the Supervisory Board in the following companies:

a/ „Polcard" S.A., a corporation in which „Orbis" S.A. holds 9.9% of shares,

b/ Globis Poznań Sp. z o.o., a limited liability company in which „Orbis" S.A. holds 25% of shares,

c/ Globis Wrocław Sp. z o.o., a limited liability company in which „Orbis" S.A. holds 25% of shares.

Lectures at the Higher Tourism and Hotel School in Warsaw.

Member of the Programming Council in the "*Nowe Życie Gospodarcze*" magazine.

The above functions are non-competitive to „Orbis" S.A. operations.

7/ Information concerning registration of the appointed managing person contained in the Register of Insolvent Debtors, kept on the basis of the Act on the National Court Registry:
No entry.

Re.: 5.

1/ Yannick Rouvrais – age: 56

2/ Member of the "Orbis" S.A. Management Board

3/ Education, qualifications and previous posts along with a description of the professional career:

4/ Education:

Marketing and planning at the Management Faculty of Institute d'Administration des Entreprises, Uniwersytet Aix en Provence

Financial management and accounting at the Paris Conservatoire National des Arts et Metiers

5/ Professional career:

Nov 1998 – Oct 24, 2000	Deputy Director of Accor Group Poland responsible for the operation of Mercure and IBIS hotels;
Sep 1996 - Oct 1998	General Director of the Novotel Ambassador Kangnam, Seoul, Korea;
Aug 1993 - Jan 1996	General Director of the Mercure Hotel in Warsaw;
Jul 1991 - Jul 1993	Regional Manager of, among others, the Sofitel Marseille Airport Hotel, Marseilles, Sofitel Montpellier, France
Jun 1989 - Jun 1991	General Director of the Sofitel Mont Febe Yaounde Hotel, Cameron;
Jun 1987 - Jun 1989	General Director of the Sofitel Gaweye Hotel, Niamey Niger, West Africa
Apr 1984 - Jul 1986	General Director of the P.L.M. Sarakawa Lome Hotel, Togo, West Africa
From Oct 25, 2000	Member of the "Orbis" S.A. Management Board.

6/ Indication of other activity performed outside the issuer's business with an assessment whether it is competitive towards the business of the issuer, along with an indication whether such person participates in a competitive company as a partner in a registered partnership or other types of partnership, a member of the governing bodies in a corporate organization, or whether such person participates in another competitive legal person as a member of its governing bodies:

From 1998: Deputy Director of ACCOR Poland; Member of the Management Board of a subsidiary of Accor S.A.(conducting a competitive activity): Societe d'Exploitation Hotek Polska Sp. z o.o. From Oct 24, 2000, does not hold any executive post in the Accor Group.

7/ Information concerning registration of the appointed managing person contained in the Register of Insolvent Debtors, kept on the basis of the Act on the National Court Registry:
Does not apply.